McDermott International, Inc.

757 N. Eldridge Pkwy.

Houston, Texas 77079

USA

Tel: +1 281 870 5000

mcdermott.com

May 2, 2019

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Re:	McDermott International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed February 25, 2019

File No. 001-08430

Dear Mr. O’Brien:

Set forth below is the response from McDermott International, Inc. to the comment of the staff of the United States Securities and Exchange Commission, dated April 22, 2019, concerning our Annual Report on Form 10-K for the year ended December 31, 2018.

For convenience of reference, we are repeating the comment prior to providing our response.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Outlook

Strategic Review of Business Portfolio, page 36

Comment 1

Please expand your disclosures for the anticipated sale of the storage tank and U.S. pipe fabrication businesses to disclose the impact to your consolidated financial statements. Please refer to Instruction 3 to Item 303(a) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

Response 1

Due to the integrated nature of the storage tank and U.S. pipe fabrication businesses, during the three months ended December 31, 2018 and through the filing of our Form 10-K for the year ended December 31, 2018 (the “2018 10-K”), we were in the process of reviewing the components of our operating segments to fully define what would be included in the potential sales of those businesses.

Subsequent to filing the 2018 10-K, we have defined the components of our operating segments that will be included in the potential sales, and we have also identified multiple potential buyers for both businesses as of the filing of our Form 10-Q for the quarter ended March 31, 2019 (the “Q1 2019 10-Q”).  Accordingly, in the Q1 2019 10-Q, we updated our disclosures relating to the potential sales of the storage tank and U.S. pipe fabrication businesses to disclose the impact to our consolidated financial statements resulting from the sales of those businesses, and will continue to provide similar disclosures in our future filings until completion of the sales of those businesses.

The expanded disclosure included in the Q1 2019 10-Q follows:

Review of Business Portfolio

We have performed a review of our business portfolio, which included businesses acquired in the Combination. Our review sought to determine if any portions of our business are non-core for purposes of our vertically integrated offering model. As a result of our review, we identified our industrial storage tank and U.S. pipe fabrication businesses as non-core for purposes of our vertically integrated offering model. As a result and in view of the considerations discussed below under “Liquidity and Capital Resources,” we have identified multiple potential buyers, and have initiated marketing efforts, for each of the two businesses. Any potential sale would be subject to approval by our Board of Directors. Our credit agreement requires us to use proceeds from any sale of a business generating in excess of $500 million in sales proceeds to reduce our outstanding debt.

The financial results of our industrial storage tank and U.S. pipe fabrication businesses are primarily included within our NCSA, MENA and APAC operating groups. Revenues for our industrial storage tank business as a percentage of our consolidated Revenues were approximately 11% and 8%, respectively, for the three months ended March 31, 2019 and year ended December 31, 2018. Property, plant and equipment, net for our industrial storage tank business as a percentage of our consolidated Property, plant and equipment, net was approximately 3% as of both March 31, 2019 and December 31, 2018. Revenues for our U.S. pipe fabrication business as a percentage of our consolidated Revenues were approximately 1% for both the three months ended March 31, 2019 and year ended December 31, 2018. Property, plant and equipment, net for our U.S. pipe fabrication business as a percentage of our consolidated Property, plant and equipment, net was approximately 5% and 6%, respectively, as of March 31, 2019 and December 31, 2018. We have not included total assets of the two businesses in the above discussion, as the allocation of goodwill and intangible assets resulting from the Combination has not been completed. Additionally, we have not included a profitability measure (such as operating income) in the above discussion, as the allocation of the corresponding intangible amortization to the two businesses is not complete.

Please call Christopher A. Krummel, Global Vice President, Finance and Chief Accounting Officer, if you have any questions regarding this submission.

/s/ Stuart Spence
Stuart A. Spence
Executive Vice President and Chief Financial Officer

cc:	Tracey Houser (Staff)

William H. Schumann, III (Audit Committee Chair)

John M. Freeman (Executive Vice President, Chief Legal Officer and Corporate Secretary)

Ted W. Paris (Baker Botts L.L.P.)

Ernst & Young LLP

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